UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2004

                  GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V.
                            (SOUTHEAST AIRPORT GROUP)
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                 (Translation of Registrant's Name Into English)

                                     Mexico
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                 (Jurisdiction of incorporation or organization)



                  Blvd. Manuel Avila Camacho, No. 40, 6th Floor
                            Col. Lomas de Chapultepec
                               11000 Mexico, D.F.
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                    (Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

               Form 20-F  x                       Form 40-F
                         ---                                ---

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

               Yes                                No  x
                   ---                               ---

          (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

Contacts:
ASUR                           ASUR           Breakstone & Ruth
Lic. Adolfo Castro   AEROPUERTOS DEL SURESTE  Susan Borinelli / Vanessa Marquez
(52) 55-5284-0408                             (646) 536-7018 / 15
acastro@asur.com.mx                           Sborinelli@breakstoneruth.com



         ASUR Announces Total Passenger Traffic up 15.8% Year over Year

      Passenger Traffic Figures Will Now Be Reported on a Full Month Basis


Mexico City, February 9th, 2004, Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR) today announced that total passenger traffic for the month of January 2004 increased by 15.8 percent when compared to January 2003.

Starting with this release, ASUR will report monthly passenger traffic figures rather than continuing to publish weekly figures. This change makes it possible to add up monthly figures to obtain ASUR's quarterly passenger traffic results. ASUR hopes that this change will make it easier for investors and analysts to calculate and compare its quarterly traffic figures.

All figures in this announcement reflect comparisons between the 31-day period starting January 1 through January 31, 2004 and 2003. Transit and general aviation passengers are excluded.


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Airport          January 2003             January 2004                 % Change
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Cancun              698,207                 825,661                      18.3
Cozumel             36,567                   44,886                      22.8
Huatulco            25,370                   22,789                     (10.2)
Merida              66,837                   74,680                      11.7
Minatitlan           9,865                   9,291                       (5.8)
Oaxaca              36,572                   42,151                      15.3
Tapachula           16,722                   16,710                      (0.1)
Veracruz            38,589                   38,371                      (0.6)
Villahermosa        40,180                   47,870                      19.1
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ASUR Total          968,909                1,122,409                     15.8
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About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

                                    - ENDS -

                                   SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   Grupo Aeroportuario del Sureste, S.A. de C.V.


                                   By: /s/ ADOLFO CASTRO RIVAS
                                       Adolfo Castro Rivas
                                       Director of Finance

Date: February 10, 2004